EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Franklin Electric Co., Inc., an Indiana corporation (“Franklin Electric”, the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.10 per share. The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and incorporated by reference herein.

General

The Company is authorized by its certificate of incorporation to issue 65,000,000 shares of Common Stock, par value $.10 per share; 100,000 shares of Preference Stock, without par value; and 5,000,000 shares of Preferred Stock, without par value. Under the Articles of Incorporation, the rights, preferences and privileges of the Preference Stock and Preferred Stock may be designated from time to time by the Board of Directors of Franklin Electric (the “Board”). As of December 31, 2020, no shares of Preference Stock or Preferred Stock were outstanding.

Common Stock

Voting Rights

For all matters submitted to a vote of shareholders, each holder of common stock is entitled to one vote for each share held of record. There is no provision for cumulative voting with regard to the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any Preference Stock or Preferred Stock outstanding at the time, the holders of Common Stock are entitled to receive ratably any dividends out of assets legally available as the Board may from time to time determine.

Liquidation Rights

If the Company is liquidated or dissolves, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after the payment of all liabilities, subject to any preferential liquidation rights of any Preference Stock or Preferred Stock that at the time may be outstanding.

Other Rights

The holders of Common Stock have no preemptive rights and no rights to convert their common stock into any other securities, and the Common Stock is not subject to any redemption or sinking fund provisions.

Composition of Board; Election and Removal of Directors

In accordance with the Articles of Incorporation and the Bylaws, the number of directors constituting the entire Board shall be not less than 7 nor more than 11, provided that the number of directors may be increased or decreased from time to time by an amendment to the Bylaws or by resolution adopted by the Board. Subject to the rights of the holders of any Preference Stock or Preferred Stock outstanding, the directors are divided into three classes, designated as Class I, Class II and Class III, respectively, which at all times shall be as nearly equal in number as possible. One class of directors is elected annually to serve for a term of three years or until their successors is elected and qualified.

The Company currently has seven directors. A nominee for director shall be elected to the Board if a majority of the votes cast are in favor of such nominee’s election. If any vacancy occurs on the Board, then the Board may fill the vacancy. If the directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all directors remaining in office. If a majority of the directors remaining in office are unable to agree on a person to fill the vacancy, then the remaining directors may call a special shareholders’ meeting to fill the vacancy. The term of a director elected to fill a vacancy expires at the end of the term for which the director’s predecessor was elected. Prior to the completion of their term of office, a director may only be removed in the manner as provided in the Articles of Incorporation.

Exchange Listing

The Common Stock is listed on the NASDAQ Global Select Market under the symbol “FELE”.

Transfer Agent

The transfer agent and registrar for the Common Stock is Broadridge Financial Solutions.

Anti-Takeover Effects of Certain Provisions of the Articles of Incorporation, Bylaws, and the Indiana Business Corporation Law

The following provisions of the Articles of Incorporation and Bylaws may deter or render more difficult certain proposals, such as proposals to acquire control of Franklin Electric, which a holder of Common Stock may consider to be in his, her or its best interest.

•The Board is classified into three classes, as described above.
•Special meetings of shareholders may be called, in writing, only by the Chairperson, the Chief Executive Officer or a majority of the Board of Directors.
•Shareholders do not have the right to cumulative voting in the election of directors.
•Shareholders must follow advance notice procedures to submit proposed nominations of persons for election to the Board and other proposals for business to be brought before an annual meeting of shareholders.

As an Indiana corporation, the Company is governed by the Indiana Business Corporation Law (the “IBCL”). Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who acquires, directly or indirectly, ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” in an “issuing public corporation” may not exercise voting rights on any control shares unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If the acquiring person has acquired control shares with a majority of the voting power and the control shares are accorded full voting rights by the disinterested shareholders, the disinterested shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL. The Company is an “issuing public corporation” as defined under Chapter 42.

Under Chapter 42, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more.

Chapter 42 does not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply. The Articles of Incorporation and the By-laws do not currently exclude the Company from application of Chapter 42.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before the interested shareholder’s share acquisition date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria.

For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43, means a person who, directly or indirectly, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Company’s Articles of Incorporation do not include an election not to be subject to Chapter 43.

Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the U.S. Securities Exchange and Commission under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. The Company’s By-Laws do not contain a provision electing not to be subject to this mandatory requirement and the Company’s Board is divided into classes, as noted above.